    Below is a description of Redfin Corporation's common stock, $0.001 par value per share. Our board of directors is authorized, subject to Delaware law and without further stockholder approval, to issue preferred stock in one or more series. The rights of our common stock may be materially limited or qualified by the rights of our Series A convertible preferred stock, par value $0.001 per share, or any additional series of preferred stock we may issue in the future, as described below.

Dividend Rights

    Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

    Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders.

    The vote required to elect directors in an uncontested election is a majority of the votes of the votes cast. The vote required to elect directors in a contested election is a plurality of the votes cast.

    In addition to any vote required by law, the vote required to amend our restated certificate of incorporation or our restated bylaws is the affirmative vote of the holders of at least two-thirds of the then-outstanding shares of our common stock entitled to vote generally in the election of directors. However, if two-thirds of our total number of authorized directors has approved such amendment, then only the affirmative vote of the holders of at least a majority of the then-outstanding shares of our common stock entitled to vote generally in the election of directors shall be required to effect such amendment. To the extent we have shares of preferred stock outstanding and such preferred stock is entitled to vote generally in the election of directors, then the vote required to amend our restated certificate of incorporation or our restated bylaws will be based on the applicable threshold (i.e., majority or two-thirds) of the voting power of the then-outstanding shares of our capital stock, voting together as a single class. Furthermore, amendment of our restated certificate of incorporation or our restated bylaws may require the affirmative vote of holders of our preferred stock, voting as a separate class or classes.

    Unless otherwise provided by applicable law or regulation, the vote required for every matter other than those described above is the affirmative vote of the holders of a majority of the then-outstanding shares of our common stock entitled to vote on such matter that are (1) present in person or represented by proxy at the meeting and (2) voted for or against the matter. To the extent we have shares of preferred stock outstanding and such preferred stock is entitled to vote on the matter, then the holders of our preferred stock may have the right to vote together with our common stock or as separate class or classes. In either case, the vote required is the affirmative vote of the holders of a majority of the voting power of the shares that are (1) present in person or represented by proxy at the meeting and (2) voted for or against the matter.

Board Classification and Cumulative Voting

    We have a classified board of directors that is divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. We do not permit cumulative voting for the election of directors.

Liquidation Rights

    Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Anti-Takeover Provisions

    The following provisions in our restated certificate of incorporation and/or our restated bylaws could have the effect of delaying, deferring, or preventing a change in control of our company:

•Board of Directors. The provisions below increase the difficulty for a potential acquiror to gain control of a majority of our board of directors.
◦Our board of directors is classified into three classes of directors, such that only one-third of our directors will stand for election at each annual meeting of stockholders.
◦Stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of the then-outstanding shares of our outstanding common stock.
◦Subject to limited exceptions, only our board of directors may fill vacant directorships, including newly created seats.
◦Only our board of directors may set the number of directors constituting our board of directors.
•Stockholder Action. The provisions below increase the difficulty for a stockholder to obtain stockholder approval for a potential change in control of our company.
◦Our stockholders must take action at a duly called annual or special meeting of stockholders and cannot take action by written consent.
◦Only our Chairperson of the Board, Chief Executive Officer, President, or board of directors may call a special meeting of stockholders. Only the business set forth in our notice of a special meeting shall be conducted at such special meeting.
◦A stockholder must comply with the advance notice and procedural provisions set forth in our restated bylaws to bring business before an annual meeting of stockholders or to nominate a candidate for election as director at an annual or special meeting of stockholders.
•Preferred Stock. Our board of directors has the authority, subject to Delaware law and without further stockholder approval, to issue up to 10,000,000 shares of preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. This authority enables our board of directors to introduce a class of capital stock with voting rights that increase the difficulty for a potential acquiror to gain control of a majority of our board of directors or to obtain stockholder approval for a potential change in control of our company.
•Amending Anti-Takeover Provisions. Unless approved by our board of directors, any amendment of the above provisions requires the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.
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